EXHIBIT 2



(Excerpt from the Limited Partnership Agreement of Financial Focus, L.P. (Amended and Restated as of November 1, 1995) by and among Polaris Private Managers Ltd., as general partner, and the Limited partners thereto)

Section 6.01 ALLOCATION OF NET PROFITS AND NET LOSSES.

         (b) If in any fiscal year ("Current Year") the Net Profits allocated to the Capital Account of a Limited Partner pursuant to Section 6.01(a) exceed the Net Losses so allocated to such Limited Partner's Capital Account, there shall be reallocated to the General Partner as of the end of the Current Year an amount equal to 20% of such excess; provided, however, that this reallocation will be subject to a loss carryforward provision such that the amount so reallocated from such Limited Partner's Capital Account to the General Partner for the Current Year may not exceed 20% of the excess of the Net Profits for the Current Year over such Limited Partner's loss carryforward amount applicable to the Current Year and provided, further, that the amount reallocated from all Limited Partners to the General Partner shall not exceed the Net Profits of the Partnership for the Current Year. For purposes of the first proviso of the preceding sentence, the loss carryforward amount for a particular limited partner applicable to the Current Year shall be the sum of all prior year Net Losses allocated to the Limited Partner and not subsequently offset by prior year Net Profits. The loss carryforward amount shall be reduced proportionately to reflect any net withdrawals made by such Limited Partner subsequent to any such prior year Net Losses.

         The total amount so reallocated pursuant to this Section 6.01(b) shall be credited as of the end of the fiscal year to the Capital Accounts of the General Partner and to the Capital Accounts of such Limited Partners as the General Partner shall designate.